EXHIBIT 99.1

NOVADAQ Enters Into Agreement to be Acquired by Stryker Corporation

TORONTO, June 19, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ) (“NOVADAQ” or the “Corporation”), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries, today announced that it has entered into a definitive arrangement (the “Arrangement Agreement”) with Stryker Corporation (“Stryker”) pursuant to which Stryker has agreed to acquire all of the issued and outstanding shares of NOVADAQ (the “NOVADAQ  Shares”) for US$11.75 per share in cash, implying a total equity value of approximately US$701 million. The transaction price represents a premium of approximately 95.8% over the closing price of the NOVADAQ Shares on the NASDAQ on June 16, 2017, the last trading day before the announcement of the transaction.

“This transformative transaction recognizes the exceptional value we have built at NOVADAQ. Moreover, we believe it creates a strong opportunity for NOVADAQ, its customers, partners, shareholders and employees,” said Rick Mangat, President and Chief Executive Officer of NOVADAQ. “I am proud of the impact our SPY and PINPOINT technology has made throughout the world in breast reconstruction and colorectal surgery, as well as other minimally invasive applications, and look forward to the additional progress we can make as part of Stryker's organization.”

“This acquisition aligns with our focus on enabling our customers to see and do more by enhancing cross-specialty surgical visualization,” stated Timothy J. Scannell, Stryker’s Group President, MedSurg and NeuroTechnology. “NOVADAQ’s unique, innovative technology complements our advanced imaging portfolio and expands our product offerings into open and plastic reconstructive surgery. Their innovative technology can reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments.”

Summary of the Transaction
The transaction will be carried out by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) and will require the approval of, among others, the holders of at least 66⅔% of the NOVADAQ Shares present in person or represented by proxy at a special meeting of NOVADAQ shareholders (the “Special Meeting”) to be called to consider the Arrangement.  The Special Meeting is expected to be held on or about August 4, 2017.

The board of directors of NOVADAQ, after consultation with its financial and legal advisors, and on the unanimous recommendation of a Special Committee of NOVADAQ’s board of directors (the “Special Committee”), unanimously determined that the Arrangement is in the best interests of the Corporation and recommends that NOVADAQ shareholders vote in favor of the Arrangement. NOVADAQ’s board of directors and the Special Committee have also received a fairness opinion from each of Piper Jaffray & Co. and Perella Weinberg Partners LP in connection with the Arrangement to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by NOVADAQ’s shareholders pursuant to the Arrangement is fair from a financial point of view.

In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals, including Canadian Competition Act and U.S. Hart-Scott-Rodino approvals, and the satisfaction of certain other closing conditions customary in transactions of this nature.  The transaction is not subject to a financing condition.

The Arrangement Agreement includes a non-solicitation covenant on the part of NOVADAQ, subject to a right to match provision and customary fiduciary out provisions, and provides for the payment of a termination fee of US$21.0 million by NOVADAQ to Stryker in certain circumstances.

All transaction consideration will be payable in U.S. dollars.  However, NOVADAQ securityholders will be permitted to make an election prior to the effective time of the Arrangement to receive their consideration in Canadian dollars by having the depositary arrange for such exchange on their behalf at the prevailing exchange rate.

Complete details regarding the terms of the transaction are set out in an Arrangement Agreement which will be publicly filed by NOVADAQ under its profile at www.sedar.com.  Further details will also be set out in the management information circular of NOVADAQ that will be mailed to shareholders of NOVADAQ in due course in connection with the Special Meeting and also publicly filed by NOVADAQ under its profile at www.sedar.com.

Piper Jaffray & Co. is serving as lead financial advisor to NOVADAQ and delivered a fairness opinion to NOVADAQ’s board of directors. Perella Weinberg Partners LP is serving as a financial advisor to NOVADAQ and delivered a fairness opinion to NOVADAQ’s board of directors. Stikeman Elliott LLP and Dechert LLP are serving as legal advisors to NOVADAQ. Covington & Burling LLP and Osler, Hoskin & Harcourt LLP are serving as legal advisors to Stryker.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 250 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA (510)k cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

Forward-Looking Statements
Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Corporation’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans, objectives of management and the obtaining of NOVADAQ shareholder approval, court, regulatory and other required approvals in connection with the Arrangement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com